United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of October 2023 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

3Q23 Earnings Release November 6th, 2023

3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

CEO Letter | "Another record-breaking quarter"

3Q23 Highlights

Record Since 4Q21

Activation Rate

52.7%

+49bps QoQ

Record Ever

Gross ARPAC

R$48

+3% QoQ

Record Ever

Total Gross Revenue

R$2.1bn

+39% YoY

Record Ever

Efficiency Ratio

52.4%

+96bps QoQ improvement

Record Ever

EBT

R$145mm

Vs. -70mm 3Q22

I'm excited to announce another record-breaking quarter. At our Investor Day this past January, we shared our north star of reaching 60 million clients, with 30% ROE, and 30% Efficiency Ratio by 2027, which we called the "60-30-30". I'm glad to say that we are ahead of schedule in meeting these goals, and well on the path to sustained profitability.

During Q3, our diversified business generated a record R$104 million in Net Income, the fourth consecutive quarter of bottom-line growth. We maintained strong momentum in attracting clients, with one million new active clients, increasing our Activation Rate to 52.7%, and bringing our monthly ARPAC to a record R$48.

Our accelerated Loan Growth of 29% in an annual comparison is multiple times higher than the industry average, and our Cost of Funding, which is close to 60% of CDI, is among the lowest in the industry. We have reduced our Cost of Risk by 30 bps this quarter by enhancing underwriting practices and collection processes.

To understand how we got here, it's important to remember where we came from: we were the first bank to offer a digital account in Brazil. Since then, our relentless focus on innovating and delivering exceptional value to our clients has led to our remarkable growth and transformation into a financial Super App.

Quarter after quarter, our results are showing that we have created a virtuous cycle: the more value we offer to clients, the more they reward us with business across our diversified platform. As our profitability grows, we are empowered to innovate more, and the cycle starts anew.

This value creation cycle would not be possible without our employees, the human capital that fuels our creativity, and regulators, who have encouraged innovation to make banking and commerce more efficient and reliable, benefiting individuals, businesses, and the broader economy.

We have strong conviction in our strategy and focus on innovation as a driver of sustained growth, profitability, and long-term value for our shareholders – and all our stakeholders.

João Vitor Menin
Inter&Co CEO

1

3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Highlights of the Quarter

	3Q23	2Q23	3Q22	Variation % ΔQoQ	Variation % ΔYoY
Unit Economics					
Total Clients mm	**29.4**	27.8	22.8	*5.8%*	*29.0%*
Active Clients mm	**15.5**	14.5	11.6	*6.7%*	*32.8%*
Gross ARPAC R$	**47.7**	46.1	45.9	*3.4%*	*3.9%*
CTS R$	**12.7**	12.5	15.8	*1.0%*	*-20.0%*
CAC R$	**25.9**	27.1	28.3	*-4.4%*	*-8.5%*
Income Statement					
Gross Revenue R$ mm	**2,143**	1,939	1,540	*10.6%*	*39.2%*
Net Revenue R$ mm	**1,265**	1,150	850	*10.0%*	*48.8%*
Pre Tax Net Income[1] R$ mm	**145**	80	(70)	*N/M*	*N/M*
Net Income[2] R$ mm	**104**	64	(30)	*62.3%*	*N/M*
Balance Sheet & Capital					
Gross Loan Portfolio R$ bn	**28.4**	26.5	22.0	*7.2%*	*28.8%*
Funding R$ bn	**39.6**	35.7	30.7	*11.0%*	*28.9%*
Shareholders' Equity[3] R$ bn	**7.4**	7.3	7.1	*0.7%*	*3.2%*
Tier I Ratio %	**23.7%**	22.8%	29.8%	*0.9 p.p.*	*-6.1 p.p.*
Volume KPIs					
Cards + PIX TPV R$ bn	**219**	197	155	*11.4%*	*41.2%*
GMV Inter Shop R$ mm	**869**	756	939	*15.0%*	*-7.4%*
AuC R$ bn	**83**	77	62	*7.9%*	*32.9%*
Asset Quality					
NPL > 90 days %	**4.7%**	4.7%	3.8%	*0.0 p.p.*	*0.9 p.p.*
NPL 15-90 days %	**4.2%**	4.2%	4.3%	*0.0 p.p.*	*-0.1 p.p.*
Coverage Ratio %	**132%**	130%	141%	*1.7 p.p.*	*-9.3 p.p.*
Performance KPIs					
NIM 1.0 %	**7.8%**	8.1%	6.4%	*-0.3 p.p.*	*1.4 p.p.*
NIM 2.0 - IEP Only %	**9.2%**	9.5%	7.4%	*-0.3 p.p.*	*1.7 p.p.*
All-in Cost of Funding % of CDI	**61.7%**	58.6%	59.0%	*3.1 p.p.*	*2.7 p.p.*
Fee Income Ratio %	**35%**	30%	35%	*5.1 p.p.*	*0.7 p.p.*
Efficiency Ratio %	**52%**	53%	75%	*-1.0 p.p.*	*-22.6 p.p.*
ROE %	**5.7%**	3.6%	-1.7%	*2.1 p.p.*	*7.3 p.p.*






Note: All definitions are in the Glossary section of this Earnings Release. **Note 1:** "Profit / (loss) before income tax" in the Income Statements of the IFRS Financial Statements. **Note 2:** "Profit / (loss)" in the Income Statements of the IFRS Financial Statements. **Note 3:** "Equity" in the Balance Sheet of the IFRS Financial Statements.

2

3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Strategic Update

Loan Growth
- Continued focus on growing high ROE portfolios
- Acceleration in credit cards, leading to 13% Q/Q growth

Asset Quality
- Stronger performance in renegotiations and collection processes
- Decrease in cost of risk coupled with expansion in coverage ratio

Clients and Engagement
- Increased activation rate by 49bps
- Another quarter of + 1 million new active clients

Operational Leverage
- Record low Efficiency Ratio of 52.4%
- Nearly 100bps improvement, led by administrative expenses

Unit Economics
- Record high gross ARPAC of R$ 48
- Solid gross margin per active client, reaching 40% annual growth

Bottom Line
- Record pretax & post income of R$145 and R$104 million, respectively
- Growth in organic capital, leading to a CET1 increase to 23.7%



A powerful combination of growth and profitability sustained by innovation

- Self-reinforcing virtuous cycle
- Generating value to all our stakeholders

3

0 1 2 3 4 5 6 7 8 9 10 1 3 5 7 9 11 13 15 17 19 21 23 Th ou sa nd s M A N A G E R I A L R E P O R T | 3 Q 2 3 Card + PIX TPV per Active Client in R$, monthly Quarters of Relationship 3Q23 1Q21 Primary Bank Relationship % of Active Clients 4 Clients Growth & Engagement Total Clients In Million CAC In R$ 55% 50% 45% 49% 44% 27% 32% 45% 50% 55% 51% 56% 73% 68% 29.0 32.1 28.3 30.4 29.8 27.1 25.9 1Q22 2Q22 3Q22 4Q 22 1Q23 2Q23 3Q23 Marketing Costs Operational Costs Unit Economics 3Q23 1Q21 51.8% 51.7% 51.2% 51.0% 51.5% 52.2% 52.7% 9.6 10.7 11.6 12.6 13.5 14.5 15.5 18.6 20.7 22.8 24.7 26.3 27.8 29.4 - 5 .0 1 0. 1 5.0 2 0. 2 5.0 3 0. 1Q22 2Q22 3Q22 4Q 22 1Q23 2Q23 3Q23 Active Clients +2.2 mm 3Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixESG initiatives ~64% Primary Banking Relationship Months of Relationship 35% 45% 55% 65% 75% 85% 1 3 5 7 9 11 13 15 17 19 21 23 25 27 +1.1 mm +0.9 mm +0.9 mm +1.0 mm +1.0 mm +1.0 mm +2.0 mm +1.9 mm +1.6 mm +1.5 mm +1.6 mmFor the third consecutive quarter, we attracted 1.0 million active clients while improving our activation rate, which now stands at 52.7%, a 49 bps increase QoQ. The key to this performance are the continuous enhancements to our onboarding processes, as we prioritize delivering a seamless and frictionless experience, from the initial login to the first deposit, transaction, or purchase. Moreover, we implemented various retention initiatives that led to an increase in user engagement, including maximizing the number of transaction during the first 60 days as clients. Throughout the year, our acquisition strategy has been focused on increasing the number of clients who actively engage in our Super App. By leveraging new channel mix modeling and implementing enriched data to enhance our targeting capabilities, we have successfully attracted a greater number of qualified users with improved efficiency. As a result, we have once again achieved a significant reduction in our Client Acquisition Cost (CAC), which now stands at R$ 25.9. This represents a quarterly reduction of 4.4%.

5 ARPAC 3Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixESG initiatives M A N A G E R I A L R E P O R T | 3 Q 2 3 0 10 20 30 40 50 60 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 0 15 30 45 60 75 90 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 Net ARPAC By Cohort In R$, monthly Gross ARPAC By Cohort In R$, monthly Quarters of RelationshipQuarters of Relationship R$31 Avg. Net ARPAC R$58 Mature Net ARPAC 3Q23 1Q18 R$48 Avg. Gross ARPAC R$90 Mature Gross ARPAC 3Q23 1Q18 ARPAC and CTS Evolution In R$, Monthly Note: All definitions are in the Glossary section of this Earnings Release. 12 11 17 12 16 17 13 13 15 17 18 16 15 23 22 28 32 30 30 32 34 35 32 32 37 44 46 47 46 47 46 46 48 28 28 31 34 34 32 29 31 29 30 31 16 17 14 21 18 16 16 17 14 13 13 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Cost-to-serve Gross Margin per Active Client (Net of Interest Expenses) Gross Margin per Active Client (Gross of Interest Expenses) Net ARPAC Gross ARPAC As a result of this strategy, our gross monthly ARPAC reached R$48, an all-time record, which combined with our declining cost-to-serve, allowed us to improve our gross margin per active client for the fourth consecutive quarter, reaching R$ 35, 40% higher than in 3Q22. The introduction of new products, such as Global Account, BNPL and PIX Credit, combined with stronger penetration of our legacy products, provides us ample room to further increase the monetization of our clients. Additionally, our credit offering increasingly focuses on high ROE products, including FGTS and Home Equity Loans, further enhancing the sequential increase in our ARPAC by cohorts.

3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Loan Portfolio

Credit Portfolio

Our gross loan portfolio increased 29% YoY, multiple times higher than the market's rate, reaching **R$ 28.4** billion in 3Q23.

Notably this quarter we re-accelerated growth in our credit card portfolio by reallocating credit limits from higher-risk to lower-risk individuals and improving loan originations. These actions led to an increase in both the size and the quality of our portfolio, driving client engagement in a core strategic product.


Gross Loan Portfolio
In R$ Billion
+ 29%
YoY
2019: 4.8 — 16%, 10%, 21%, 24%, 28%
2020: 8.8 — 22%, 2%, 18%, 19%, 14%, 26%
2021: 17.5 — 2%, 17.2 — 27%, 4%, 17%, 20%, 8%, 21%
2022: 24.5 — 8%, 22.7 — 28%, 3%, 14%, 3%, 20%, 6%, 19%
3Q22: 22.0 — 5%, 21.0 — 29%, 3%, 14%, 1%, 22%, 7%, 20%
1Q23: 25.1 — 5%, 23.8 — 29%, 3%, 12%, 4%, 20%, 7%, 20%
2Q23: 26.5 — 5%, 25.1 — 29%, 3%, 12%, 5%, 20%, 7%, 20%
3Q23: 28.4 — 5%, 27.0 — 30%, 3%, 12%, 6%, 18%, 7%, 19%
Years
Quarters
Total
Anticip. of CC Receiv.
Total Excl. Ant. of CC Receiv.
Credit Card
Agribusiness
SMBs
FGTS
Personal
Home Equity
Real Estate

R$ Million

	3Q23	2Q23	3Q22	Variation % ΔQoQ	Variation % ΔYoY
Gross Loan Portfolio					
Real Estate	**7,528**	7,020	5,930	*7.2%*	*26.9%*
Home Equity	**2,031**	1,841	1,506	*10.3%*	*34.9%*
Mortgage	**5,497**	5,179	4,425	*6.1%*	*24.2%*
Personal	**6,663**	6,500	5,057	*2.5%*	*31.7%*
FGTS	**1,631**	1,330	434	*22.6%*	*N/M*
Personal excluding FGTS	**5,032**	5,170	4,623	*-2.7%*	*8.8%*
SMBs	**3,439**	3,215	2,979	*6.9%*	*15.4%*
Credit Cards	**8,650**	7,681	6,412	*12.6%*	*34.9%*
Agribusiness	**764**	724	627	*5.5%*	*21.8%*
Total	**27,044**	**25,141**	**21,005**	*7.6%*	*28.7%*
Anticip. Of C.C. Receivables	**1,337**	1,333	1,030	*0.3%*	*29.8%*
Total inc. Anticip. Of C.C. Rec.	**28,381**	**26,474**	**22,035**	*7.2%*	*28.8%*

MANAGERIAL REPORT | 3Q23
6

3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Loan Portfolio

Loan Growth

We remain focused on growing the more profitable credit products. Two of the fastest-growing portfolios were again FGTS and home equity, which now represent 13% of our loan portfolio.

Additionally, as our new collection strategies and credit limit allocation evolves, we were able to reaccelerate credit card portfolio while maintaining resilient asset quality metrics.



3Q23 Gross Loan Portfolio Growth and Balance

In % QoQ and in R$ Billion


QoQ Growth
Portfolio Size
22.6%
R$ 1.6 Bn
12.6%
R$ 8.7 Bn
10.3%
R$ 2.0 Bn
8.0%
Total Loan Portfolio Growth
6.9%
R$ 3.4 Bn
6.1%
R$ 5.5 Bn
-3%
R$ 5.0 Bn
FGTS
Credit Card
Home Equity[1]
SMBs
Real Estate
Personal

Note 1: Home Equity includes both business and individuals' portfolio.

MANAGERIAL REPORT | 3Q23
7

3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Credit Underwriting



Underwriting[1]
In R$ Billion
+6% YoY
Total
Anticip. of CC Receiv.
Agribusiness
SMBs
FGTS
Personal
Home Equity[2]
Real Estate
4Q21: 5.8; 7%, 0.4; 5.4; 7%, 0.4; 51% 2.9; 23%; 1.3; 3%, 0.1; 10%; 0.6
1Q22: 4.5; 9%, 0.4; 4.1; 3%, 0.1; 61% 2.7; 1%, 0.1; 12%, 0.5; 3%, 0.1; 11%; 0.5
2Q22: 4.7; 3%, 0.2; 4.6; 6%, 0.3; 62% 2.9; 3%, 0.1; 13%, 0.6; 4%, 0.2; 8%; 0.4
3Q22: 6.5; 24%; 1.6; 4.9; 6%, 0.4; 47% 3.0; 4%, 0.2; 9%, 0.6; 2%, 0.1; 8%; 0.5
4Q22: 7.2; 23% 1.6; 5.6; 5%, 0.4; 53% 3.8; 4%, 0.3; 7%, 0.5; 3%, 0.2; 7%; 0.5
1Q23: 6.8; 32% 2.1; 4.6; 2%, 0.1; 45% 3.0; 6%, 0.4; 6%, 0.4; 3%, 0.2; 7%; 0.5
2Q23: 6.9; 38% 2.6; 4.3; 1%, 0.1; 40% 2.8; 5%, 0.3; 5%, 0.4; 4%, 0.3; 7%; 0.5
3Q23: 6.9; 34% 2.4; 4.5; 5%, 0.4; 36% 2.5; 6%, 0.4; 5%, 0.3; 4%, 0.3; 9%; 0.6

The combination of the shift in underwriting mix, along with the comprehensive repricing efforts, has led to a sequential increase in the implied rates of our loans. In this particular quarter, real estate loans were negatively impacted by exceptionally lower inflation. We expect to reverse to normal levels from 4Q23 onwards.





Annualized Interest Rates[3]
In %
59.3%
72.4%
Credit Card exc. Non Int. CC Receivables
25.1%
All-in Loan Rate Excl. Real Estate[3]
14.5%
20.6%
All-in Loan Rate
16.9%
Personal + FGTS[4]
16.8%
SMBs
12.5%
12.3%
12.2%
12.5%
Real Estate[4]
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23

Note: All definitions are in the Glossary section of this Earnings Release. **Note 1:** Credit cards are not included since it is a revolving and transactional product. **Note 2:** Home Equity includes both business and individuals' portfolio. **Note 3:** All-in loan rate excluding real estate removes real estate loan revenue and portfolio. **Note 4:** Including hedge accounting results from each loan portfolio, as of note 27 of IFRS Financial Statements in line "Future and Swaps". The reconciliation is available on 3Q23 Historical Series.

8
MANAGERIAL REPORT | 3Q23

1.0% 1.1% 1.3% 1.5% 1.5% 1.6% 1.6% 1.0% 1.1% 1.3% 1.5% 1.5% 1.6% 1.6% 0 .0% 0 .5% 1. 0% 1. 5% 2 .0% 2 .5% 3 .0% 1Q22 2Q22 3Q22 4Q 22 1Q23 2Q23 3Q23 NPL Formation Stage 3 Formation 9 NPLs NPL 15 to 90 days1 In % NPL > 90 days1 In % Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: NPL formation is calculated considering: (overdue balance higher than 90 days in the current quarter – overdue balance higher than 90 days in the previous quarter + write-off change in the current quarter) ÷ Credit Portfolio Balance in the previous quarter. Stage 3 Formation = ( Δ Stage 3 Balance + Write-Offs of the period ) ÷ Total Credit Balance of previous period. From 1Q23 onwards IFRS and BACEN GAAP write-off methodology converged. Note 3: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. NPL and Stage 3 Formation2 In % Credit Cards NPL 90 days per cohort3 In % Asset Quality 3Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixESG initiatives 4.5% 4.5% 4.3% 4.1% 4.3% 4.2% 4.2% 1Q22 2Q22 3Q22 4Q 22 1Q23 2Q23 3Q23 3.4% 3.8% 3.8% 4.1% 4.4% 4.7% 4.7% 1Q22 2Q22 3Q22 4Q 22 1Q23 2Q23 3Q23 M A N A G E R I A L R E P O R T | 3 Q 2 3 Months of Relationship 3 4 5 6 7 8 9 10 11 12 2Q23 4Q21 The ongoing efforts to enhance our credit underwriting and collection processes have enabled us to increase the quality of our data-driven models. As result, we see a positive trend in the asset quality metrics, indicating that the risk profile of the portfolio has improved as result of our strategy. In line with the previous quarter, we observed a positive dynamic in delinquency of credit card clients, as the newer cohorts have shown significantly better performance compared to older ones. We attribute this improvement to our originations approach that prioritizes clients with better credit profile and thoroughly reevaluates limits granted in prior periods. Through this model, we are able to improve the portfolio mix without changing our risk appetite, as reflected by the acceleration in our credit card portfolio growth.

3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Cost of Risk & Coverage Ratio

The increasing quality of our risk management, underwriting and collection processes can also be seen in the performance of our cost of risk metric, which improved 30 bps this quarter. This trend gave us confidence to re-accelerate the underwriting of credit cards, which plays a key role in the value proposition of our Super App offering.

Cost of Risk[1]
In %


4.8%
5.1%
5.0%
4.5%
5.6%
6.2%
5.9%
1Q22
2Q22
3Q22
4Q 22
1Q23
2Q23
3Q23

Our coverage ratio shows the resilience and strength, especially given the substantial collateralization, of our credit portfolio. This quarter it increased 200bps, reaching **132%**, in line with the historical average.

Coverage Ratio
In %


126%
129%
141%
132%
131%
130%
132%
1Q22
2Q22
3Q22
4Q 22
1Q23
2Q23
3Q23



Note: All definitions are in the Glossary section of this Earnings Release. **Note 1:** Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. 1Q22: managerial number, excluding non-recurrent provision.

MANAGERIAL REPORT | 3Q23
10

3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Funding

Deposits

The strength of our funding franchise continues to be on of our key competitive advantages. This quarter alone, we added nearly **R$ 4 billion** of new funding, an 11% quarterly growth and 29% on an annual basis.

This quarter was the first one with "Conta com Pontos" operating during the entire period. Currently, the program balance stand at nearly 80% of total transactional accounts in the 3Q23.

Funding
In R$ Billion


+ 29%
YoY
7.0
13%; 0.9
25%; 1.7
32%; 2.3
14.3
8%; 1.1
12%; 1.7
47%
6.7
23.0
11%; 2.6
16%; 3.6
30%
6.9
43%
9.9
32.5
13%; 4.2
19%
6.2
32%
10.5
36%
11.6
30.7
12%; 3.8
23%
6.9
31%
9.6
34%
10.4
33.5
13%; 4.2
20%
6.6
35%
11.7
33%
11.0
35.7
11%; 3.9
20%
7.0
36%
13.0
33%
11.7
39.6
12%, 4.7
19%
7.5
38%
15.1
31%
12.3
2019
2020
2021
2022
3Q22
1Q23
2Q23
3Q23
Transactional accounts 1
Time deposits 2
Securities issued
Other 3

Our all-in cost of funding stood at **61.7%** of CDI in the quarter, continuing to be an industry-leading indicator among Brazilian banks and fintechs.

See more about the Funding methodology in our **3Q23 Historical Series Spreadsheet**

All-in Cost of Funding
In %, Annualized


7.6%
10.3%
12.4%
13.5%
13.7%
13.7%
13.7%
13.3%
60.0%
54.9%
57.3%
59.0%
54.8%
59.7%
58.6%
61.7%
4.6%
5.6%
7.1%
7.9%
7.5%
8.1%
8.0%
8.2%
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
Avg. CDI of Quarter
All-in Cost of Funding
All-in Cost of Funding % of CDI

Note 1: Includes Conta com Pontos correspondent balance and demand deposits. **Note 2:** Excluding Conta com Pontos balance. **Note 3:** Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending).

MANAGERIAL REPORT | 3Q23
11

3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Financial Performance

Total Revenue

Gross revenues had another record quarter, surpassing **R$ 2.1 billion**. As we continue to attract new clients, actively reprice our portfolio, build new cross-selling opportunities and leverage our capital structure, we expect this positive trend to continue in the coming quarters.

Revenue
In R$ Million



1Q21: 544; 417; 30%; 70%
2Q21: 636; 467; 35%; 65%
3Q21: 837; 607; 26%; 74%
4Q21: 1,100; 731; 25%; 75%
1Q22: 1,281; 834; 35%; 65%
2Q22: 1,461; 877; 36%; 64%
3Q22: 1,540; 850; 35%; 65%
4Q22: 1,704; 1,002; 33%; 67%
1Q23: 1,800; 1,024; 31%; 69%
2Q23: 1,939; 1,150; 30%; 70%
3Q23: 2,143; 1,265; 35%; 65%
Net Interest Income
Net Fee Revenue
Total Net Revenue
Total Gross Revenue

Net Interest Margin

Our NIMs achieved the second highest quarterly level ever. On a QoQ basis, it had a slight decrease driven by specific impacts, such as the lower inflation in the period, primarily affecting real estate loan revenue, and higher volume of renegotiations in our credit card product, which in turn also contributed to lower the Cost of Risk.

NIM 1.0 - IEP + Non-int. CC Receivables
In %



1Q22: 6.9%
2Q22: 7.0%
3Q22: 6.4% (Impacted by IPCA)
4Q22: 7.2%
1Q23: 7.4%
2Q23: 8.1%
3Q23: 7.8% (Impacted by IPCA)

NIM 2.0 – IEP Only
In %



1Q22: 8.0%
2Q22: 8.1%
3Q22: 7.4% (Impacted by IPCA)
4Q22: 8.4%
1Q23: 8.7%
2Q23: 9.5%
3Q23: 9.2% (Impacted by IPCA)

See more about the NIM methodology in our **3Q23 Historical Series Spreadsheet**

MANAGERIAL REPORT | 3Q23

12

13 Fee Revenue Fee Income & Fee Income Ratio In R$ Million & In % of Total Net Revenues 290 316 295 327 313 348 447 34.8% 36.0% 34.7% 32.6% 30.5% 30.3% 35.3% - 30% - 20% - 10% 0% 10% 2 0% 3 0% 4 0% 0 10 0 2 0 3 0 4 0 5 0 6 0 7 0 1Q22 2Q22 3Q22 4Q 22 1Q23 2Q23 3Q23 Net fee income Fee Income Ratio 3Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixESG initiatives M A N A G E R I A L R E P O R T | 3 Q 2 3 R$ Million +100 mm A detailed description of the Financial Statements notes of Fees is shown below. Our fees had an excellent quarter, growing 28% and delivering another record. The higher growth was a result of the strong performance of interchange and commission revenue lines, mainly due to TPV and insurance expansion, reflecting in a 5 p.p. fee income ratio increase in one single quarter. 3Q23 2Q23 3Q22 ∆QoQ ∆YoY Net result from services and commissions Interchange 214 186 161 15.5% 32.8% Interchange from debit and credit cards Comission 143 117 123 22.5% 16.4% Inter Shop, Seguros, Invest and Global Commissions Banking 24 22 17 9.8% 42.7% Business Account fees and Credit underwriting fees Management (Inter DTVM & Asset) 21 13 6 56.9% 258.1% Inter Invest management and admininstration fees Other 21 21 4 N/M 495.1% Banking related commission fees Securities placement 0 5 17 -93.5% -98.0% DCM operation fees Total revenues from services and commissions 423 363 327 16.5% 29.4% Cashback expense (48) (58) (76) -16.6% -36.7% Cashback expense from all products Inter Rewards (27) (7) 0 N/M N/M Inter Loop expenses excluding cost of funding Other expenses (32) (32) (33) 1.7% -3.4% Withdrawls, Real Estate commissioning and others Total 316 267 217 18.3% 45.4% Other revenues Performance 49 28 31 74.3% 58.1% MasterCard, Liberty and B3 deals performance fees Capital gains (losses) 25 6 3 N/M N/M Payments for overdelivered performance Foreign exchange 27 26 31 1.8% -14.4% Exchange revenues, including USEND Other 31 21 13 47.2% 134.4% Other revenues Total 131 81 78 61.9% 69.2% Net Fee Income 447 348 295 28.4% 51.7% Variation % Description

3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | **Financial Performance** | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Expenses



Since 1Q23, we have been implementing a series of cost control initiatives that are yielding strong results.

Efforts such as headcount reduction, renegotiation of contracts with suppliers and marketing optimization were set in place with squads dedicated to each of the main expense items.

As our profitability increased, our personnel expense line reflected an increase in compensation associated with accrued bonuses and profit share agreements.

Expenses Breakdown[1]

In R$ Million


603
1
602
202
146
19
45
190
4Q 21
558
4
555
175
141
36
43
159
1Q22
557
12
12
533
148
149
36
32
169
2Q22
592
8
8
576
166
160
36
23
190
3Q22
685
8
43
634
171
189
56
40
178
4Q 22
596
10
6
579
157
156
38
20
209
1Q23
575
10
6
559
127
170
41
21
200
2Q23
614
8
11
594
151
191
41
22
190
3Q23
Total Expenses
Share-based comp.²
M&A²
Expenses Excl. M&A & SBC
Other³
Personnel⁴
D&A
Advertising & marketing
Data Processing⁵

R$ Million

	3Q23	2Q23	3Q22	Variation % ΔQoQ	Variation % ΔYoY	Description
Expenses						
Data processing and information technology	**190**	200	190	-5%	0%	Data centers, systems maintenance, communicantion
Personnel expenses	**191**	170	160	12%	19%	Salaries and benefits (including Board)
Others	**138**	119	137	16%	1%	Reimbursement, communication and portability
Financial System services	**13**	8	29	58%	-56%	Wire transfers and overdraft
Depreciation and amortization	**41**	41	36	-1%	14%	
Advertising and marketing	**22**	21	23	4%	-6%	Advertisement and public relations expenses
Expenses Excl.M&A & SBC	**594**	**559**	**576**	6.4%	3.3%	
Share based compensation	**11**	6	8	91%	40%	Stock options and share compensation
M&A expenses	**8**	10	8	-19%	29%	Deferred M&A compensation related to USEND
Total Expenses	**614**	**575**	**592**	6.8%	3.8%	

Note 1: IFRS Financial Statements lines: "Personnel expenses", "Depreciation and Amortization", "Administrative Expenses". **Note 2:** Share-based and M&A Expenses are included in Personnel Expenses in the Income Statement. **Note 3:** Others = third party services; rent, condominium fee and property maintenance; provisions for contingencies and Financial System services. **Note 4:** Personnel Expenses excluding Share-based and M&A Expenses. Salaries and benefits (including Board). **Note 5:** Data processing and information technology.

MANAGERIAL REPORT | 3Q23
14

3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | **Financial Performance** | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Efficiency

Boosting operational leverage continues to be one of our main objectives. We delivered 100 bps of operational leverage improvement, driven by effectively managing our administrative expenses, which increased by 5%, while our net revenues grew at twice that rate.

Cost-to-Serve
In R$, monthly


21.2
17.5
15.7
15.8
17.1
13.8
12.5
12.7
-20%
YoY
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23

Active Clients per Employee[1]
In Thousand


+0.5
2.3
2.5
2.6
2.9
3.1
3.5
4.2
4.7
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23

Our efficiency ratio also achieved a record level of **52%**, decreasing 1 p.p. on a quarterly basis.



Efficiency Ratio
In %


88.3%
71.9%
68.3%
75.0%
73.4%
62.4%
53.4%
52.4%
66.8%
53.2%
47.1%
52.7%
47.7%
44.3%
36.1%
34.4%
21.5%
18.7%
21.2%
22.3%
25.7%
18.0%
17.3%
18.0%
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
Total
Personnel Eff. Ratio
Administrative Eff. Ratio

R$ Million	3Q23	2Q23	3Q22	Variation % ΔQoQ	Variation % ΔYoY
Total net revenues	**1,265**	**1,150**	**850**	10.0%	48.8%
Net interest income	**819**	802	556	2.1%	47.3%
Net result from services and commissions	**316**	267	217	18.3%	45.4%
Other revenues	**131**	81	78	61.9%	69.2%
Tax expenses	**(94)**	(72)	(62)	29.8%	52.9%
Total expenses	**(614)**	**(575)**	**(592)**	6.8%	3.8%
Personal expenses	**(211)**	(186)	(176)	13.1%	19.5%
Depreciation and amortization	**(41)**	(41)	(36)	-1.3%	14.0%
Administrative expenses	**(363)**	(348)	(380)	4.3%	-4.5%
Efficiency Ratio	**52%**	**53%**	**75%**	-1 p.p.	-23 p.p.
Personnel Efficiency Ratio	**18%**	**17%**	**22%**	1 p.p.	-4 p.p.
Administrative Efficiency Ratio	**34%**	**36%**	**48%**	-2 p.p.	-14 p.p.

Note: All definitions are in the Glossary section of this Earnings Release. **Note 1:** Including interns.

MANAGERIAL REPORT | 3Q23
15

16 Earning Before Tax & Net Income1 In R$ Million | Inter&Co Net Income (56) (29) 16 (30) 29 24 64 104 23 -110 -60 -10 40 90 140 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 3Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixESG initiatives Note 1: Adjusted Net Income for the third quarter of 2022 is presented for illustrative purposes only and does not reflect our actual results. Adjusted Net Income for the third quarter of 2022 has been adjusted as if the deflation in the third quarter of 2022 had actually been the average inflation projected for each quarter of 2023 in the Brazilian Central Bank Focus Report. M A N A G E R I A L R E P O R T | 3 Q 2 3 1 -111 -100 12 -70 -20 6 80 145 -2.6% -1.4% 0.8% -1.7% 1.6% 1.4% 3.6% 5.7% -20.0% -15.0% -10.0% -5.0% 0.0% 5.0% -150 -100 -50 0 50 100 150 200 EBT Net Income ROE We are proud to report another quarter of Net Income and EBT records, reaching R$ 104 and R$ 145 million, respectively. We believe that we have entered a virtuous cycle that is self-reinforcing as we further advance in our strategy, positioning us ahead of schedule in our 60/30/30 goals announced in our 2023 Investor Day.

3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Capital Consumption

Capital Ratio

One of our key competitive advantages continues to be our strong capital base. Our regulatory capital is fully comprised of high-quality Tier I, with no hybrid instruments.

To maintain this advantage over time, we established a framework of ROE-driven policies based on return on allocated capital.

This quarter, the combination of our expanding profitability, together with changes in BACEN capital rules, led to an increase in our CET1 to **23.7%**.

Tier-I Ratio

In %


32.9%
29.8%
24.1%
23.0%
22.8%
+0.9 p.p.
23.7%
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23

RWA & Tier-I Ratio

In R$ Million & In %

	3Q23	2Q23	3Q22	Variation % ΔQoQ	Variation % ΔYoY
Reference Equity - Tier I (RE)	**5,964**	5,960	7,162	*0.1%*	*-16.7%*
Risk-Weighted Asset (RWA)	**25,122**	26,111	24,039	*-3.8%*	*4.5%*
Capital Requirement	**4,648**	4,831	4,447	*-3.8%*	*4.5%*
Margin on Capital Requirements	**9,290**	9,178	11,800	*1.2%*	*-21.3%*
Tier-I Ratio (RE/RWA)	**23.7%**	**22.8%**	**29.8%**	*1 p.p.*	*-6 p.p.*

Source: 3Q23 Banco Inter Bacen GAAP Financial Statements..

MANAGERIAL REPORT | 3Q23
17

18 Banking & Spending +23% +30% +43% +41% % YoY +17% +8% +12% +12% +11% % QoQ +4% BANKING & SPENDING SHOP INVEST INSURANCE GLOBALCREDIT R$870mm R$344mmR$83bn 1.8mm+R$28bn +219bn Note 1: Height of PIX volume was reduced to fit on page. 62% 62% 61% 58% 55% 54% 54% 55% 54% 53% 51%38% 38% 39% 42% 45% 46% 46% 45% 46% 47% 49% 8 9 12 14 14 16 17 19 18 20 21 37 58 80 94 97 118 138 158 163 177 198 44 67 92 109 111 134 155 178 181 197 219 0 10 20 30 40 50 60 1Q21 2Q21 3Q21 4Q 21 1Q22 2Q22 3Q22 4Q 22 1Q23 2Q23 3Q23 Debit Credit PI X Our ecosystem 3Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixESG initiatives LOYALTY 4mm M A N A G E R I A L R E P O R T | 3 Q 2 3 Cards + PIX TPV Gross loan portfolio GMV 8.7% Net Take-Rate AuC Strong AuC growth Consortium High margin business Global Clients Brazilian diaspora as main focus Clients Attractive new revenue stream Cards + PIX TPV1 In R$ Billion Through a simple and seamlessly integrated digital experience, our clients have access to a complete solution to manage their entire needs with a suite of commercial and financial products within a single Super App, which includes: In the 3Q23, more than R$ 219 billion were transacted in our platform through PIX, debit and credit cards. In this quarter we saw a strong acceleration of TPV, specially in credit cards, reaching 30% growth in the annual comparison. Our PIX market share remains strong at 8%. The card TPV mix between credit and debit had has been improving since 4Q22, resulting in a larger interchange revenue.

3Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixESG initiatives Inter Seguros Active Contracts & Net Revenue In Million & R$ Million Inter Global AuC & Deposits in US Dollars In USD Millions Inter Shop Active Clients & Net Take-Rate In Million & In % Inter Invest Active Clients & AuC In Million & In R$ Billion 5.1% 8.7% 2.2 2.9 3Q22 3Q23 Inter Shop Acti ve Clients 31.2 46.9 1.1 1.6 -0.5 0.0 0.5 1.0 1.5 0. 0 10. 0 20 .0 30 .0 40 .0 50 .0 60 .0 70 .0 80 .0 90 .0 3Q22 3Q23 Inter Seguros Active Contracs 62.3 82.9 2.4 4.2 -3. 00 -2. 00 -1.0 0 0. 00 1.0 0 2. 00 3. 00 4. 00 5. 00 30 .0 0 40 .0 0 50 .0 0 60 .0 0 70 .0 0 80 .0 0 90 .0 0 100 .0 0 110. 00 120 .0 0 130 .0 0 3Q22 3Q23 Inter I nvest Active Clients 56 272 3Q22 3Q23 Loyalty M A N A G E R I A L R E P O R T | 3 Q 2 3 19 Inter Seguros had another record-breaking quarter, generating nearly R$ 47 million in net revenue. An important highlight for this quarter is our consortium product, which increased 113% YoY, reaching R$ 334 million portfolio. We also increased the number of active clients by 40% when comparing to last year. Our global vertical had another quarter of strong success, growing 3.7 times the client base when compared to last year, achieving nearly 2.0 million clients. The strong adoption of these products is the result of the continuous UX improvement, which starts by focusing on Brazilians who travel and invest in the US. On Inter Shop, we reached 2.9 million clients transacting in the 3Q. We also reaccelerated GMV after two quarters, reaching a 15% QoQ growth. We continue to foster end-to-end transactions, which allows us to improve our pricing power, and as result we delivered another quarter with strong net take rate, reaching 8.7%, 3.6 p.p. YoY improvement. With a simpler and accessible product offering, we increased our client base to 4.2 million in 3Q23, while our AuC reached R$ 83 billion. Third-party fixed income distribution continues to be an important growth driver, reaching more than R$ 8.2 billion, representing a 11% QoQ increase. We are continuously focused on scaling up our 7th vertical, which achieved nearly 4.0 million active clients in this quarter. Inter Loop clients also demonstrated better profiles, being more engaged and spending on average 1.6 times more than other clients.

3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG Initiatives | Appendix

ESG Initiatives

Climate Change


Programa Brasileiro
GHG Protocol
2022
Inventário Verificado

For the fourth consecutive year, we have received the gold seal from the GHG Protocol for our greenhouse gas (GHG) emissions reporting. This demonstrates our effort, commitment, and transparency as a company that cares about climate change. In the last report, we released scopes 1, 2, and 3, with external verification of all data.

Compared to 2021, considering the same reported categories

We reduced our greenhouse gas emissions by:

20%

In addition to measuring the climate impact of our operations, we continuously work on mitigating and offsetting greenhouse gas emissions. As a result, we have **fully offset 100% of the reported emissions** in accordance with the GHG Protocol by purchasing carbon credits from Eco Parks, verified by CDM/UNFCC, and by using renewable energy in our headquarters

Financial Education

As a result of the efforts of the Inter Financial Education Taskforce, we have launched the "**+Valor Social**" project. The project aims to promote financial education among socioeconomically vulnerable populations through a course delivered by Inter Volunteers. In order to measure the project's impact and align with Sustainable Development Goal (SDG) 4, Quality Education, the project aims to reach **100,000 people by 2030**.

Vida Sustentável

In order to further integrate the ESG agenda at a strategic level, we have launched **new features** in the "Vida Sustentável" section of the Super App. Now, customers have the option to donate their cashback to internationally recognized social institutions such as **ChildFund, WWF, and Doctors Without Borders**. We have also created a digital education section with free content on privacy and digital security.


8:30
Educação Digital
Privacidade de Dados
Saiba como ocultar o seu número ao fazer ligações
Passar CPF em lojas é obrigatório?
Golpe do WhatsApp: Veja como se proteger!
Exibir todos
Cartilha Crianças Conectadas
O ChildFund - Brasil é uma instituição social que impacta positivamente a vida de mais de 85 mil crianças e adolescentes. Pensando nisso, a instituição criou uma cartilha que visa conscientizar famílias, crianças e adolescentes sobre formas de garantir segurança na internet.
Guia para famílias
Guia para crianças

Corporate Governance

Our Board of Directors approved the Inter&Co **Clawback Policy**. According to the policy, in the event of adjustments to the financial statements (accounting restatements), executives who have received incentive compensation based on the adjusted numbers must refund to the company the amounts that exceed those due based on the adequate numbers.

This measure reinforces our commitment to transparency in the disclosure of information to our stakeholders and the integrity of our operations.

MANAGERIAL REPORT | 3Q23
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3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Balance Sheet

R$ Million

	09/30/2023	09/30/2022	Variation % ΔYoY
Balance Sheet			
Assets			
Cash and cash equivalents	4,297	838	413%
Amounts due from financial institutions	3,474	3,418	2%
Compulsory deposits	2,191	2,686	-18%
Securities	14,908	13,373	11%
Derivative financial instruments	9	1	1516%
Net loans and advances to customers	25,297	19,821	28%
Non-current assets held-for-sale	169	166	2%
Equity accounted investees	72	77	-6%
Property and equipment	174	194	-10%
Intangible assets	1,322	1,209	9%
Deferred tax assets	1,071	873	23%
Other assets	2,094	1,188	76%
Total assets	**55,079**	**43,844**	**26%**
Liabilities			
Liabilities with financial institutions	9,418	7,349	28%
Liabilities with clients	29,064	21,452	35%
Securities issued	7,463	6,917	8%
Derivative financial liabilities	21	40	-48%
Other liabilities	1,745	945	85%
Total Liabilities	**47,711**	**36,704**	**30%**
Equity			
Total shareholder's equity of controlling shareholders	7,260	7,044	3%
Non-controlling interest	108	96	12%
Total shareholder's equity	**7,368**	**7,140**	**3%**
Total liabilities and shareholder's equity	**55,079**	**43,844**	**26%**

MANAGERIAL REPORT | 3Q23 21

3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Income Statement

R$ Million

	3Q23	3Q22	Variation % ΔYoY
Income Statement			
Interest income from loans	1,107	788	40%
Interest expenses	(770)	(580)	33%
Income from securities and derivatives	482	347	39%
Net interest income	**819**	**556**	**47%**
Revenues from services and commissions	348	250	39%
Expenses from services and commissions	(32)	(33)	-3%
Other revenues	131	78	69%
Revenue	**1,265**	**850**	**49%**
Impairment losses on financial assets	(408)	(263)	55%
Net result of losses	**858**	**587**	**46%**
Administrative expenses	(363)	(380)	-4%
Personnel expenses	(211)	(176)	20%
Tax expenses	(94)	(62)	53%
Depreciation and amortization	(41)	(36)	14%
Income from equity interests in affiliates	(4)	(4)	5%
Profit / (loss) before income tax	**145**	**(70)**	**N/M**
Income tax and social contribution	(41)	40	N/M
Profit / (loss)	**104**	**(30)**	**N/M**

MANAGERIAL REPORT | 3Q23

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3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Glossary | Operational definitions

Activation rate:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of clients at the end of the quarter}}$$

Active clients:
We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period.

Active clients per employee:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of employees at the end of the quarter, including interns}}$$

Card+PIX TPV:
PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.

Card+PIX TPV per active client:
Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Client acquisition cost (CAC):
The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter.

Global Services Clients:
Includes Brazilian Global Account clients, US clients and international investors.

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

Primary banking relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

MANAGERIAL REPORT | 3Q23

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3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Glossary | Financial measures reconciliation

Administrative efficiency ratio:

$$\frac{\text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Annualized interest rates:
Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables.

Antecipation of credit card receivables:
Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions".

ARPAC gross of interest expenses:

$$\frac{(\text{Interest income} + (\text{Revenue from services and comissions} - \text{Cashback} - \text{Inter rewards}) + \text{Income from securities and derivarives} + \text{Other revenue}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC net of interest expenses:

$$\frac{(\text{Revenue} - \text{Interest expenses}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC per quarterly cohort:
Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods[1]. Cohort is defined as the period in which the client started his relationship with Inter.

1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period.

Assets under custody (AuC):
We calculate assets under custody, or AUC, at a given date as the market value of all retail clients' assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.

Card fee revenue:
It is part of the "Revenue from services and commission" and "Other revenue" on IFRS Income Statement.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\text{Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors byresources to release, securities issued, securities soldunder agreements to repurchase, interbank deposits and others)}}$$

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3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Glossary | Financial measures reconciliation

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers}}$$

Cost of risk excluding anticipation of credit card receivables:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers excluding anticipation of credit card receivables}}$$

Cost of risk excluding credit card:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers excluding credit card}}$$

Cost-to-serve (CTS):

$$\frac{(\text{Personnel Expense} + \text{Administrative Expenses} - \text{Total CAC}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss}}{\text{Overdue higher than 90 days}}$$

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Fee income ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending

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Glossary | Financial measures reconciliation

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross margin per active client gross of interest expenses:

ARPAC gross of interest expenses – Cost to Serve

Gross margin per active client net of interest expenses:

ARPAC net of interest expenses – Cost to Serve

Net fee income:

Net result from services and commissions + Other revenue

Net interest income:

Interest Income + Interest Expenses + Income from securities and derivatives

Net revenue:

Net interest income + Net result from services and commissions + Other revenue

NIM 1.0 – IEP + Non-interest Credit Cards Receivables:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions + Securities + Derivatives + Net loans and advances to customers}}$$

NIM 2.0 – IEP Only:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio − Non − interest − Bearing Credit Cards Receivables (Amounts due from financial institutions + Securities + Derivatives + Net loans and advances to customers − Credit card transactor portfolio)}}$$

NPL 15 to 90 days:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers + Loans to financial institutions}}$$

MANAGERIAL REPORT | 3Q23

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3Q23 Highlights | Strategic Updates | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | ESG initiatives | Appendix

Glossary | Financial measures reconciliation

NPL > 90 days:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Personal efficiency ratio:

$$\frac{\text{Personnel expense}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

SG&A:

$$\text{Administrative Expenses} + \text{Personnel Expenses} + \text{Depreciation and Amortization}$$

Stage 3 formation:

$$\frac{\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Tier I ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Total gross revenue:

$$\text{Interest income} + (\text{Revenue from services and commissions} - \text{Cashback expenses} - \text{Inter rewards}) + \text{Income from securities and derivatives} + \text{Other revenue}$$

MANAGERIAL REPORT | 3Q23

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28 Disclaimer M A N A G E R I A L R E P O R T | 3 Q 2 3 This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost to serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. 3Q23 Highlights Asset Quality Funding Capabilities Financial Performance Loan Portfolio Strategic Updates Unit Economics Capital Ratio Business Verticals AppendixESG initiatives

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: November 6, 2023